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EIMO AND TRIPLE S PLASTICS TO MERGE UNDER A RE-NEGOTIATED MERGER AGREEMENT - A
GLOBAL SUPPLIER OF ADVANCED PLASTICS SOLUTIONS TO MOBILE COMMUNICATIONS INDUSTRY IS CREATED

Eimo and Triple S will be merged under a re-negotiated merger agreement
Triple S shareholders will receive 4.50 Eimo shares for each Triple S share and option in the form of American Depository Shares ("ADSs")
As a result of the transaction shareholders and option holders of Triple S would own approximately 31% of Eimo's share capital on a fully diluted basis
In connection with the merger, Eimo's unlisted Series K shares will be converted into Series A shares 1 for 1
Two Triple S directors, Evan C. Harter and Daniel B. Canavan, a re expected to be appointed for nomination to the Eimo Board of Directors
Press conference will be held today at 1:30 p.m. in Hotel Palace, Helsinki

LAHTI FINLAND, PORTAGE, MICHIGAN, May 25, 2001. -- EIMO OYJ (HEX:EIMAV) and TRIPLE S PLASTICS, INC. (NASDAQ:TSSS) announced today that they have entered into a formal merger agreement under re-negotiated terms, which reinstates, amends and restates the original agreement keeping a number of terms from their original agreement entered into in July 2000.

Under the terms of the new agreement Triple S shareholders and option holders will receive 4.50 Eimo Series A shares for each Triple S share or, upon the exercise of each Triple S option, in the form of ADS's. After the merger, the holders of the shares and options of Triple S will hold approximately 30.9% of the total shares and options of Eimo on a fully diluted basis (approximately 27.0% based on numbers of issued shares only). As a part of the agreement, all Eimo Series K shares (20 votes each) will be converted one-for-one into Series A ordinary shares (1 vote each), resulting in a single series of common stock.

Excluding option exercises, the total new number of shares of Eimo will be approximately 63.6 million and the total of both shares and options will be approximately 69.3 million. The total exercise price of all Triple S options is approximately USD 4.7 million. The total exercise price of all in-the-money options using the terms of the agreement and a recent Eimo share price of USD
1.78 (EUR 2.05) is approximately USD 3.9 million.

The new company will be a global manufacturer focused on serving the mobile communications industry and other high growth industries. The combination unites Eimo's expertise in decoration and automation technologies with Triple S' expertise
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                                                                           2 (5)

in state-of-the-art injection molding and manufacturing efficiencies. Eimo and Triple S believe the combined company will be well positioned to take advantage of its well placed production locations in Europe, Asia and the Americas to meet the volume and geographic needs of the world's largest mobile communications equipment manufacturers, as well as a number of other customers.

Among the anticipated benefits of the merger are opportunities for the combined company to offer more extensive global service to existing and new customers, to combine their respective advanced R & D technologies and skills and to share resources such as tool and automation manufacturing, which are expected to offer significant synergies to the business. As an example of these benefits, the companies have agreed, in principle, in advance of the merger to license and transfer various decoration and other advanced technologies from Eimo to Triple S starting from June 2001.

The combined company will be one of the leading suppliers of plastics parts and related services to mobile phone manufacturers, with combined revenue of USD 252 million (EUR 274 million) and net income of USD 12.9 million (EUR 14.0 million) for the latest fiscal year (1-12/2000 for Eimo, 4/2000-3/2001 for Triple S). The combined company will employ over 1,600 people at plants in Europe, Asia and North and South America serving leading global telecommunications clients, including Alcatel, Celestica, Elcoteq, Ericsson, Flextronics, Matsushita, Mitsubishi, Motorola, Nokia, Philips, Siemens and Sony.

Despite the challenging market environment, both companies were able to grow their sales significantly during the first three months of 2001; Eimo by 42% and Triple S by 52% compared to the corresponding period in 2000. However, both Eimo and Triple S are very cautious regarding their near-term growth and profitability prospects as market conditions continue to remain difficult. Over the remainder of the calendar year 2001, Eimo expects only limited sales growth and Triple S now expects declining sales compared to the corresponding period in 2000. Both companies also foresee declining profits in at least some of the next few quarters, compared to the corresponding quarters a year before.

Total combined one-time costs due to the merger are expected to amount to approximately USD 2 million (EUR 2.2 million). As part of the merger agreement, Triple S has agreed to pay part of Eimo's one-time costs relating to the transaction. The companies have also agreed to settle all legal claims between them relating to the earlier merger agreement. As a part of the final
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                                                                           3 (5)

settlement of these claims, Triple S has agreed to pay Eimo USD 105,000(EUR 120,000).

The transaction is subject to approval by the shareholders of Triple S and Eimo and possibly certain government entities and agencies. The agreement will be presented for approval at shareholders' meetings of both companies with closing currently anticipated before October 31, 2001. The transaction will be accounted for as a purchase under Finnish accounting standards. No goodwill is expected to be created as a result of the transaction The merger is intended to be tax-free to Triple S shareholders.

Commenting on the acquisition, Mr. Jalo Paananen, Chairman of Eimo, said, "The combination of Eimo and Triple S will add to Eimo's present coverage strong positions as a supplier to important growing markets, particularly Mexico and Brazil. At the same time the combined company will have arguably the best global geographical reach in its industry."

The combined company will be led by Eimo's President and Chief Executive Officer, Mr. Heikki Marttinen. Mr. A. Christian Schauer will continue to serve as CEO of Triple S. The company's headquarters will remain in Lahti, Finland.

The Board of Directors of Eimo will propose to the Eimo shareholders' meeting that Messrs. Daniel B. Canavan and Evan C. Harter, both current directors of Triple S, be appointed to Eimo Board of Directors after the Closing of the Merger. At the same time, Mr. Markku Sulonen, current Eimo director, is expected to step down from his position on the board.

     Messrs. Schauer, Canavan, Victor V. Valentine, and David L. Stewart, who together hold more than 50% of the common stock of Triple S, have again agreed to vote their shares in favor of the merger. In addition, Messrs. Jalo Paananen, Elmar Paananen, and Topi Paananen, and Ms. Annamari Jukko, all principal shareholders of Eimo and who hold directly an aggregate of 32% of the shares of Eimo, have again agreed to vote their shares in favor of the merger. These shareholders have agreed not to sell shares prior to closing if any such sale would result in the aforesaid holdings falling below the above percentages. No lock-up arrangements will exist after the closing of the merger limiting sales of Eimo shares by any shareholders.

Conventum Corporate Finance Oy has acted as financial advisor and Smith,
Gambrell & Russell, LLP has acted as legal counsel to Eimo. Pacific Crest Securities Inc. has acted as financial advisor and Schiff, Hardin & Waite has acted as legal counsel to Triple S.
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                                                                           4 (5)


About Eimo:

Eimo Oyj is an international manufacturer of precision plastic components, with over 90% of sales going to the mobile communications industry. The company has three injection molding plants in Finland, one in the Netherlands, one in Hungary and one in China. In 2000 Eimo had net sales of EUR 105.5 million.

About Triple S:

Triple S is a full-service manufacturer of custom injection molded plastics, with over 75% of its sales going to the telecommunications industry. Triple S has manufacturing facilities in Michigan, Texas, New York and Brazil. In the year ended March 31, 2001, Triple S had net sales of USD 155 million.


News conference in Helsinki:

Eimo will be hosting a news conference by Messrs. Heikki Marttinen, President and CEO, and Elmar Paananen, Executive Vice Chairman, in Hotel Palace, Helsinki, 25th May, 1:30 p.m. Finnish time. Slides of the news conference presentation will be available at www.eimo.com.

Contacts:
Elmar Paananen, Eimo Oyj
Tel.  + 358 500 503865


A. Christian Schauer, Triple S Plastics, Inc.
Tel. + 1 616 327 2224
www.tsss.com

This information was furnished on behalf of Triple S Plastics, Inc. and Eimo Oyj and their respective boards of directors. Investors are urged to read the information filed and to be filed with the United States Securities and Exchange Commission in connection with the merger, including the proxy material to be sent to the holders of common stock of Triple S to solicit their approval of the Amended and Restated Merger Agreement and the transactions contemplated thereby and the registration statement filed by Eimo on Form F-4, with respect to ordinary shares of Eimo to be issued in connection with the transaction (which registration statement will be amended), each of which, as amended, will include a copy of the Amended and Restated Merger Agreement as an exhibit. Such documents, when filed, will be available free of charge from the SEC website at www.sec.gov. The combined proxy statement/prospectus of Triple S and Eimo will be sent, free of charge, to persons who are holders of Triple S common stock as of the record date for the Triple S Special Meeting.
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                                                                           5 (5)



This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's Registration Statement on Form F-4 filed with the United States Securities and Exchange Commission on February 9, 2001 (copies of the prospectus from such registration statement are available from Eimo upon written request) and Exhibit 99.2 to Triple S' Current Report on Form 8-K filed with the Securities and Exchange commission on May 2, 2001.

                           [PRESS CONFERENCE SLIDES]

                                     EIMO

                     EIMO AND TRIPLE S PLASTICS TO CREATE
                           A GLOBAL TELECOM SUPPLIER

                            EXECUTIVE SUMMARY 1(2)

 . Eimo and Triple S Plastics to be merged under a re-negotiated merger agreement

 . Shareholders of Triple S to receive 4.50 Eimo shares for each Triple S share

 . Triple S shareholders and option holders to hold 31% of Eimo's share capital after merger

 . Eimo's unlisted Series K shares to be converted into Series A shares 1 for 1. All shares will become identical common stock

                            EXECUTIVE SUMMARY 2(2)

 . The merger will create a leading supplier of advanced plastics and solutions to mobile communications industry with presence in Europe, Asia, North America and South America

 . Despite the high historical growth figures, due to difficult market conditions, management is cautious about near-term prospects

                             MERGER STRUCTURE 1(2)

 . TSSS shares and options will be exchanged to Eimo shares and options using the exchange ratio of 4.50 Eimo shares for each TSSS share

 . Triple S shareholders and option holders receive 31% (fully diluted) or 27% (non-diluted) of Eimo's share capital, i.e. a maximum of approximately 21.4 million shares and options

 . The merger is unanimously recommended by the Boards of Triple S and Eimo

 . Eimo's unlisted Series K shares are converted into Series A shares 1 for 1, resulting in a single series of common stock

                             MERGER STRUCTURE 2(2)

 . Key shareholders of Triple S and Eimo have agreed to vote their shares in favor of the merger

 . The merger is conditional upon acceptances from the extraordinary shareholders' meetings of both companies and clearance by relevant authorities

 . For technical reasons a Nasdaq listing is planned (possibly short term only)

 .  Closing expected by October 31, 2001

                           MANAGEMENT AND GOVERNANCE

 .  Eimo's President and CEO Heikki Marttinen to lead the new company

 .  Triple S CEO Chris Schauer to remain with the new company

 .  Two Triple S directors will be appointed for nomination to the Eimo
   Board of Directors

                         RATIONALE FOR THE MERGER 1(3)

 .  Merger with Triple S fits well into Eimo's strategy

 . Together with Triple S, Eimo becomes one of the largest suppliers of precision plastic components to mobile phones

   -  Estimated global market share in early 2001 is close to 10%

 .  Geographic fit is excellent: Eimo operates in Europe and Asia while
   Triple S serves Mexico, Brazil and the U.S.

   -  New Eimo can now provide extensive services globally

   - Current customers can be served from new locations with additional technologies

                         RATIONALE FOR THE MERGER 2(3)

 . The customer base is wide, including e.g. Alcatel, Celestica, Elcoteq, Ericsson, Flextronics, Matsushita, Mitsubishi, Motorola, Nokia, Philips, Siemens and Sony

   -  Product and customer specific risks reduced

 .  There are extensive opportunities to exchange technologies and skills

   - The companies have already agreed in principle to license Eimo technology to Triple S starting in June 2001

 . Prior to the merger, the companies have successfully worked together on several customer-initiated joint projects

   -  Integration of businesses will be easier

                         RATIONALE FOR THE MERGER 3(3)

 .  The merger creates revenue synergies and growth opportunities since
   Eimo can now offer better and wider services globally

   - Example: Eimo can now become a global molder of choice to key telecom customers

   - Example: Eimo can now offer its decoration technologies also in the Americas

 . Cost savings from sharing of resources in engineering, production, manufacturing technologies, R&D, purchases and administration are estimated at over EUR 1 million per year

 .  The total one-time cost of the merger is approximately EUR 2 million

                               KEY FIGURES 1(2)



                   [CHART OF NET SALES, LATEST FISCAL YEAR]


                   [CHART OF NET PROFIT, LATEST FISCAL YEAR]

                               KEY FIGURES 2(2)

EUR million/(1)/                     EIMO                TRIPLE S           COMBINED/(2)/
                              ------------------   -------------------    -----------------
                              1-12/2000 1-3/2001   4/00-3/01  1-3/2001    FY 2000  1-3/2001

Net Sales                       105.5     27.0       168.7      39.9        274.2    66.8
  % sales growth                 35.3%    42.2%       63.2%     51.8%        51.2%   47.8%

Adjusted Net Profit/(3)/          9.4      0.6         8.4       0.1         17.8     0.6
  % of net sales                  8.9%     2.1%        5.0%      0.2%         6.5%    0.9%

Net Profit                        8.8     -0.4         5.3      -1.5         14.1    -1.8
  % of net sales                  8.3%    -1.3%        3.1%     -3.7%         5.1%   -2.7%

/(1)/  Applied exchange rate: USD/EUR 0.92
/(2)/ Combined is a simple arithmetic addition of Eimo and Triple S figures /(3)/ Extraordinary, one-time costs are added back to adjusted net profit

                                GLOBAL PRESENCE

                    Production Facilities of Eimo/Triple S


                [MAP OF PRODUCTION FACILITIES OF EIMO/TRIPLE S]

                       TRIPLE S PLASTICS IN BRIEF 1(2)

 . Triple S, established in 1969, manufacturers complex highly engineered thermoplastic components and molds to produce those components

 . Triple S has a strong and growing telecom focus, as % of net sales:

    Market area             4/98-3/99    4/99-3/00   4/00-3/01
    -----------             ---------    ---------   ---------

    Telecommunications         37 %         62 %        77 %

    Automotive                 11 %         10 %         6 %

    Consumer products          25 %         12 %         5 %

    Medical/Pharmaceuticals    13 %          8 %         3 %

    Others                     14 %          8 %         9 %

                        TRIPLE S PLASTICS IN BRIEF 2(2)


 .   Triple S has 8 production facilities in 7 locations in Texas, Michigan, New
    York and Brazil serving mainly customers in the U.S., Mexico and Brazil

 .   Net sales for the fiscal year 4/00-3/01 were $155.2 million, an increase of
    63.2% relative to prior year. Net Income before one-time items was 5.0% of the sales (4.3% in 4/99-3/00)

 .   Sales continued to grow also in the first quarter of 2001 as sales increased by 52% compared to the corresponding period in 2000

 .   However, management believes that due to difficult market conditions, sales will decline in calendar 2001 compared to calendar 2000

                                 EIMO IN BRIEF

 .   Plastic systems supplier to the mobile communications industry

    -  Mobile communications industry accounts for over 90% of Eimo's sales

 .   1996-2000: cumulative average sales growth 55% per annum

 .   2000: net sales EUR 105.5 million, EBIT margin 13% and ROI 21%

                                  ACTION PLAN

 . Extraordinary shareholders' meetings of both Eimo and Triple S will decide upon the merger

   -  Prior to that SEC filing and possible other authorizations

   -  Nasdaq listing soon after closing

Contacts:
Elmar Paananen, Eimo Oyj
Tel.  + 358 500 503865


A. Christian Schauer, Triple S Plastics, Inc.
Tel. + 1 616 327 2224
www.tsss.com

This information was furnished on behalf of Triple S Plastics, Inc. and Eimo Oyj and their respective boards of directors. Investors are urged to read the information filed and to be filed with the United States Securities and Exchange Commission in connection with the merger, including the proxy material to be sent to the holders of common stock of Triple S to solicit their approval of the Amended and Restated Merger Agreement and the transactions contemplated thereby and the registration statement filed by Eimo on Form F-4, with respect to ordinary shares of Eimo to be issued in connection with the transaction (which registration statement will be amended), each of which, as amended, will include a copy of the Amended and Restated Merger Agreement as an exhibit. Such documents, when filed, will be available free of charge from the SEC website at www.sec.gov. The combined proxy statement/prospectus of Triple S and Eimo will be sent, free of charge, to persons who are holders of Triple S common stock as of the record date for the Triple S Special Meeting.


This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's Registration Statement on Form F-4 filed with the United States Securities and Exchange Commission on February 9, 2001 (copies of the prospectus from such registration statement are available from Eimo upon written request) and Exhibit 99.2 to Triple S' Current Report on Form 8-K filed with the Securities and Exchange commission on May 2, 2001.